Filed by CB Bancshares, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

Subject Company: CB Bancshares, Inc. Subject Company’s Exchange Act File No.: 000-12396

The following letter was sent to shareholders of CB Bancshares, Inc. beginning on July 29, 2004.

[CB Bancshares Logo]

July 29, 2004

Dear Fellow Shareholder:

We previously sent to you proxy material for the CB Bancshares special meeting of shareholders to be held on September 13, 2004. Your Board of Directors recommends that you vote FOR the merger with Central Pacific Financial Corp.

Since approval of the merger proposal requires an affirmative vote of three-fourths of the outstanding shares of common stock, your vote is very important. To make sure that your shares are represented at the meeting, please vote today by telephone, via the Internet, or by signing and returning the enclosed proxy card in the envelope provided.

Thank you for participating—we appreciate your continued support.

Very truly yours,

[signature]

Ronald K. Migita President and Chief Executive Officer

IMPORTANT REMINDER:

If you do note vote, it will have the same effect as a vote against the merger.

Please follow the easy instructions on the enclosed proxy card to vote by telephone or via the Internet

If you have questions, or need assistance in voting your shares, please call our proxy solicitor, Innisfree M&A Incorporated:

TOLL-FREE: (1) 877-687-1873.

PLEASE VOTE TODAY!

IMPORTANT LEGAL INFORMATION

CPF has filed a registration statement on Form S-4 to register shares of CPF common stock to be issued in this transaction. The registration statement includes a definitive joint proxy statement/prospectus for solicitation of proxies from CPF and CBBI shareholders, in connection with meetings of such shareholders at a date or dates subsequent hereto. Investors and security holders are urged to read the registration statement and the definitive joint proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC’s Internet web site at (www.sec.gov). Such documents may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627; or from CBBI by directing such request to: CB Bancshares, Inc., 201 Merchant Street, Honolulu, Hawaii 96813, Attention: Investor Relations, (808) 535-2500.